                                   EXHIBIT 11
                          Flagstar Capital Corporation
                  Computation of Net Earnings per Common Share
                      (In thousands, except per share data)


In order to calculate net earnings per share of common stock, the Company must first subtract the dividend requirements of the Series A Preferred Shares to arrive at net earnings available to the common stockholders. Net earnings per share are calculated by dividing net earnings available to common stockholders by the average number of common shares outstanding during the period.





                                                 For the     For the
                                                 quarter     quarter
                                                  ended       ended
                                                March 31,   March 31,
                                                  2002        2001
                                                ---------   ---------
Net Earnings                                     $3,252      $1,892
Less: preferred stock dividends                   1,222       1,222
                                                 ------      ------
Net income available to common stockholders      $2,030      $  670
                                                 ======      ======

Average common shares outstanding                 1,000       1,000

Net earnings per common share                    $ 2.03      $ 0.67


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